Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 10, 2026

FAIRFAX AGREES TO SELL A PORTION OF ITS INTEREST IN POSEIDON CORP.

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced that it has entered into agreements, together with certain of its affiliates (collectively, “Fairfax”), to sell an aggregate of 67,618,981 common shares (the “Shares”) of Poseidon Corp. (“Poseidon”), the holding company that owns Seaspan Corporation, at a price of US$28.30 per share, for aggregate proceeds of approximately US$1.91 billion.

The Shares are being sold by Fairfax by way of separate agreements to (i) an existing shareholder of Poseidon that has determined to increase its ownership interest in Poseidon (in respect of 37,820,167 Shares) and (ii) two new strategic investors (in respect of 9,932,937 Shares and 19,865,877 Shares, respectively) (each, a “Sale Transaction”). Following the sale of the Shares, which represent approximately 23.2% of the total issued and outstanding common shares of Poseidon, Fairfax would retain an equity ownership of approximately 22.1% of the issued and outstanding common shares as well as 12,000,000 Series J preferred shares in the capital of Poseidon’s wholly-owned subsidiary, Atlas Corp.

“We are very pleased to have agreed to sell approximately half of our position in Poseidon at a price that we think reflects the achievements and success of the company since we helped take it private in 2023, and also the bright future for the company going forward,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. “Poseidon has done incredibly well under the outstanding management of David Sokol and Bing Chen, and we are happy to retain a significant equity stake in the company as it brings on new strategic partners, joining Ocean Network Express, to help continue to grow Poseidon as a world-leading independent maritime asset owner and operator.”

Each Sale Transaction is expected to close in the second quarter of 2026, with each being subject to certain customary closing conditions, including the receipt of regulatory approvals and third-party consents. Following the consummation of the transactions, Fairfax expects to continue to account for its investment in the common shares of Poseidon under the equity method of accounting.

About Fairfax

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Fairfax Financial Holdings Limited’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

For further information, contact:     John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such forward-looking statements may include, among other things, statements regarding the Sale Transactions, the timing of completion thereof and expectations regarding future performance of Poseidon. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the sales of the Shares on the terms and timeframes contemplated; our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and in our base shelf prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.